Exhibit (a)(2)(A)

October 28, 2011

Dear Brigham Stockholders:

We are pleased to report that Brigham Exploration Company (“Brigham” or the “Company”) has entered into an Agreement and Plan of Merger dated as of October 17, 2011 (the “Merger Agreement”) with Statoil ASA (“Parent”) and Fargo Acquisition Inc. (“Purchaser”) that provides for the acquisition of Brigham by Parent.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $36.50 per share, net to the seller in cash, without interest. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011. Following the successful completion of the tender offer, which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding shares of common stock (calculated on a fully-diluted basis in the manner provided in the Merger Agreement), Purchaser will be merged into Brigham upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer will be converted into the right to receive the same price per share paid in the tender offer for such securities, net to the seller in cash, without interest. Following the effective time of the merger, the Company will become a wholly owned subsidiary of Parent.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and fair to and in the best interests of Brigham and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, and (iii) recommended that the stockholders of Brigham accept the tender offer, tender their shares to Purchaser pursuant to the tender offer and, if required by applicable law, approve and adopt the Merger Agreement and the merger.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES INTO THE TENDER OFFER AND, TO THE EXTENT REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares of Brigham’s common stock. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Brigham.

Sincerely,

Ben M. Brigham
Chief Executive Officer, President and
Chairman of the Board